EXHIBIT 99.1

Statoil ASA: Information relating to proposed dividend for fourth  quarter 2017

Key information relating to the proposed cash dividend to be paid by Statoil (OSE:STL, NYSE:STO) for fourth quarter 2017.

1. Dividend

Proposed dividend amount: 0.23

Declared currency: USD

Last day including rights: 15 May 2018

Ex-date: 16 May 2018

Record date:  18 May 2018

Payment date: On or around 30 May 2018 at Oslo Stock Exchange (Oslo Børs), on or around 31 May 2018 at New York Stock Exchange.

The proposed dividend amount is subject to approval by the Annual General Meeting on 15 May 2018.

Other information: Dividend per share in NOK will be communicated 24 May 2018

This information is published in accordance with the requirements of the Continuing Obligations.

This information is subject to the disclosure requirements pursuant to section 5 -12 of the Norwegian Securities Trading Act.